UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                                        SEC FILE NUMBER: 1-15345
                                                       CUSIP NUMBER: 36317Q-10-4

(Check One):    |X|  Form 10-K   |_|  Form 20-F   |_| Form 11-K  |_|  Form 10-Q

|_|  Form 10-D    |_|  Form N-SAR   |_|  Form N-CSR

For Period Ended:    March 31, 2006
                  --------------------------

         |_|  Transition Report on Form 10-K
         |_|  Transition Report on Form 20-F
         |_|  Transition Report on Form 11-K
         |_|  Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                          --------------------------------------

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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------

PART I - REGISTRANT INFORMATION

         GALAXY NUTRITIONAL FOODS, INC.
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Full Name of Registrant

Former Name if Applicable
         2441 VISCOUNT ROW
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Address of Principal Executive Office (Street and Number)
         ORLANDO, FLORIDA 32809
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City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is in the process of negotiating certain loan modifications with the holders of $2.4 million of unsecured notes payable. The parties to the documents were unable to execute them prior to the date the Form 10-K for the fiscal year ended March 31, 2006 was required to be filed. The anticipated execution and delivery of the documents will result in materially different disclosure in the Financial Statements and Management Discussion and Analysis section of the Registrant's Form 10-K for the fiscal year ended March 31, 2006 than what would otherwise be included if the documents are not executed and delivered by the parties thereto. Although there can be no assurance, the Registrant anticipates that the documents will be executed and delivered and that, in any event, the Form 10-K will be completed and filed on or before the fifteenth
     (15th)  calendar day following the  prescribed  due date of the Form
     10-K.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

       Salvatore J. Furnari                  (407)           855-5500
     -------------------------------        ---------       --------------------
         (Name)                             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

            Loss from Operations and Net Loss for the fiscal year ended March 31, 2006 have changed significantly from the results for the fiscal year ended March 31, 2005 and are anticipated to be reported as follows:

                                                          2006-2005  2006-2005
                                                              $         %
      12 Months Ending March 31,      2006       2005       Change     Change
      --------------------------------------------------------------------------
      Loss from Operations                                               715.2%
                                  (22,920,541)(2,811,572)(20,108,969)

      NET LOSS
                                  (24,148,553)(3,859,783)(20,288,770)    525.6%

            The major reasons for the foregoing increased losses for the fiscal year ended March 31, 2006 are described below.

            In June 1999, in connection with an amended and restated employment agreement for Mr. Morini, the Company consolidated two full recourse notes receivable ($1,200,000 from November 1994 and $11,572,200 from October 1995) related to the exercise of 2,914,286 shares of the Company's common stock into a single note receivable in the amount of $12,772,200 that was due on June 15, 2006. This single consolidated note is non-interest bearing and non-recourse and is secured by the 2,914,286 underlying shares of the Company's common stock. For the fiscal year ended March 31, 2006, the Company reserved $10,120,200 against this stockholder note receivable under the assumption that it would not be able to collect proceeds in excess of the $2,652,000 value of the underlying collateral shares. The value of the underlying collateral shares was computed using the market price of the Company's common stock on March 31, 2006 of $0.91 multiplied by the 2,914,286 shares. Although this reserve resulted in a material loss to the Company's operations, it does not have any affect on the balance sheet since the $12,772,200 loan amount was already shown as a reduction to Stockholders' Equity (Deficit).

            In connection with the sale of substantially all of its manufacturing and production equipment and outsourcing arrangements and in accordance with SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Term Assets," the Company wrote down the value of its assets to their estimated fair values in June 2005. The
            Company estimated the fair value of its assets based on the $8,700,000 sales price and the anticipated sales price related to any other assets to be held for sale plus future cash flows related to the assets from July 1, 2005 until the end of production in December 2005. Based on this estimate, the Company recorded an impairment of property and equipment of $7,896,554 in the Statement of Operations during the fiscal year ended March 31, 2006.

            Additionally, the Company recorded $1,646,490 related to the discontinuance of its manufacturing and distribution functions as Costs of Disposal Activities in the Statement of Operations during the fiscal year ended March 31, 2006.

            Total assets have decreased by approximately $22,500,000 from March 31, 2005 to March 31, 2006 as a result of the Company's reduction in inventory and equipment related to the outsourcing of its manufacturing and distribution functions.


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                         GALAXY NUTRITIONAL FOODS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 30, 2006                    By:      /s/ Salvatore J. Furnari
      ---------------------                 ------------------------------------
                                        Salvatore J. Furnari
                                        Chief Financial Officer

                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
                          Federal Criminal Violations
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                              (See 18 U.S.C. 1001).
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